UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission file number 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibits 99.2 and 99.3 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333- 251316 and 333-258765. The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statement on Form F-3: File Nos. 333-258765.

The following documents, which is attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Notice of Articles and Articles of Brookfield Business Corporation

99.2	Registration Rights Agreement, dated as of March 15, 2022, between Brookfield Business Corporation, Brookfield Business Partners L.P. and Brookfield Asset Management Inc.

99.3	Third Amendment, dated March 15, 2022, to the Amended and Restated Limited Partnership Agreement of Brookfield Business L.P.

99.4	Amendment to the Relationship Agreement dated March 15, 2022 between Brookfield Business Partners L.P. and Brookfield Asset Management Inc.

99.5	Fourth Amended and Restated Credit Agreement, dated March 15, 2022, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and BPEG US Inc.

99.6	Equity Commitment Agreement, dated as of March 15, 2022, between Brookfield Business Corporation and Brookfield BBP Canada Holdings Inc.

99.7	First Amendment to the Master Services Agreement, dated as of March 15, 2022, by and among Brookfield Asset Management Inc., the Service Recipients and the Service Providers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022	BROOKFIELD BUSINESS PARTNERS, L.P., by its general partner, Brookfield Business Partners Limited

	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Corporate Secretary